NEDBANK
GROUP

02 September 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED (formerly Nedcor Limited) in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the appointment of non-executive directors.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

NEDBANK GROUP LIMITED
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/000009/06
JSE share Code: NBKP
ISIN: ZAE000043667

NEDBANK GROUP AND NEDBANK LIMITED - APPOINTMENT OF NON-EXECUTIVE DIRECTORS

The boards of directors of Nedbank Group and Nedbank Limited have pleasure in announcing the appointments of the following non-executive directors with effect from 16 August 2005:

- Gloria Serobe, founding member of Wiphold and chief executive officer of Wipcapital;
- Mustaq Enus-Brey, chief executive officer of Brimstone Investment Corporation; and
- Reuel Khoza, chairman of Aka Capital.

These board appointments follow the finalisation of the black economic empowerment ("BEE") transaction by Nedbank Group and acknowledge the strategic role to be played by the black business partners in the group's affairs.

Mrs Serobe will represent the Wiphold consortium and Mr Enus-Brey the Brimstone consortium, while Mr Khoza represents Aka Capital which will participate in the Nedbank Group corporate client scheme as a business development partner.

Mrs Serobe and Mr Enus-Brey will serve on the Group Audit Committee and Mr Khoza will join the Group Remuneration Committee and Group Credit Committee.

Sandton
16 August 2005

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital